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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                       Pennsylvania Commerce Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   708677 109
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                                 (CUSIP Number)

                                November 2, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             [ ]     Rule 13d-1(b)
             [X]     Rule 13d-1(c)
             [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 5 pages

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CUSIP NO.   708677 109           Schedule 13G             Page 2 of 5
--------------------------------------------------------------------------------

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   1      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Commerce Bancorp, Inc. (22-2433468)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                (a)      |_|
                                                                (b)      |_|

--------------------------------------------------------------------------------
   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

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                           5     SOLE VOTING POWER
                                 333,400 shares (1) (See Item 4)
   NUMBER OF SHARES
     BENEFICIALLY
       OWNED BY
         EACH:
       REPORTING
                                  PERSON WITH:

--------------------------------------------------------------------------------
                           6     SHARED VOTING POWER
                                 0 shares
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                           7     SOLE DISPOSITIVE POWER
                                 333,400 shares (1) (See Item 4)
--------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 0 shares
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          333,400 shares (See Item 4)
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                     Not applicable.
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.46% (See Item 4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
(1) Does not include 143,666 shares (adjusted for stock dividends) of the Issuer's common stock which Commerce Bancorp, Inc. is entitled to purchase in the event of a "change in control" (as defined in the warrant agreement) of the Issuer.

Item 1(a)         Name of Issuer:

                  Pennsylvania Commerce Bancorp, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  100 Senate Avenue, Camp Hill, PA 17011

Item 2(a)         Name of Person Filing:

                  Commerce Bancorp, Inc.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  1701 Route 70 East, Cherry Hill, NJ 08034-5000

Item 2(c)         Citizenship:

                  New Jersey

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  708677 109

Item 3            Not Applicable

Item 4            Ownership:

                  (a) Amount beneficially owned: As of November 2, 2004, Commerce Bancorp, Inc. beneficially owned 333,400 shares of common stock of the Issuer. Does not include 143,666 shares (adjusted for stock dividends) of the Issuer's common stock which Commerce Bancorp, Inc. is entitled to purchase in the event of a "change in control" (as defined in the warrant agreement) of the Issuer. Such warrants are fully transferable and expire on October 7, 2008.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) Commerce Bancorp, Inc. is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Commerce Bancorp, Inc.

                  (b) Percent of class: 11.46%. (Based on 2,908,336 shares of Issuer's common stock outstanding as of November 2, 2004, such amount includes 460,000 shares of the Issuer's common stock issued on November 2, 2004 in a public offering.)

                  (c)      Number of shares as to which Commerce Bancorp, Inc.
                           has:

                           (i)      sole power to vote or to direct the vote:
                                    333,400 shares of common stock of the
                                    Issuer;

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares of common stock of the Issuer;

                           (iii) sole power to dispose or to direct the disposition of: 333,400 shares of common stock of the Issuer; and

                           (iv) shared power to dispose or to direct the disposition of: 0 shares of common stock of the Issuer.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Commerce Bancorp, Inc.

Date: November 3, 2004           By:  /s/ Douglas J. Pauls
                                      ------------------------------------
                                 Name: Douglas J. Pauls
                                 Title: Senior Vice President and Chief
                                             Financial Officer